Exhibit 99.39

ABAXX TECHNOLOGIES INC.

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2022, AND 2021

(EXPRESSED IN CANADIAN DOLLARS)

Abaxx Technologies Inc.

Condensed Interim Consolidated Statement of Financial Position

(Expressed in Canadian Dollars)

Unaudited

		September 30,	December 31,
	Note	2022	2021
ASSETS
Current assets
Cash and cash equivalents		$5,228,209	$19,356,950
Short term investments	3	7,492,604	2,445,779
Subscription receivable		-	118,750
Funds held in trust		-	70,000
Other receivables		430,955	349,817
Prepaid and other assets		553,209	226,946
Convertible note receivables	4	1,273,878	1,273,878
		14,978,855	23,842,120
Non-current assets
Investments at fair value	5	1,221,509	2,686,930
Investment in associate	6	668,048	2,764,516
Total Assets		$16,868,412	$29,293,566

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$2,306,409	$1,352,761
Total liabilities		2,306,409	1,352,761

Shareholders’ equity
Share capital	7	60,144,538	57,091,755
Contributed surplus	8	4,542,996	4,616,291
Cumulative comprehensive gain		1,631,890	672,626
Warrants	9	3,881,098	3,881,098
Deficit		(52,439,141)	(35,624,447)
Total equity of Abaxx Technologies Inc.		17,761,381	30,637,323
Non-controlling interest		(3,199,378)	(2,696,518)
Total shareholders’ equity		14,562,003	27,940,805
Total Shareholders’ equity and liabilities		$16,868,412	$29,293,566

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial stateme

Approved on behalf of the Board:

/s/ Joshua Crumb, Director

/s/ Scott Leckie, Director

Abaxx Technologies Inc.

Condensed Consolidated Interim Statements of Operations and Comprehensive loss

(Expressed in Canadian Dollars)

Unaudited

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2022	2021	2022	2021
Operating expenses
Research and development		$2,386,926	$1,082,869	$6,090,324	$4,008,534
Salaries and wages		1,206,813	604,915	2,291,239	1,195,221
Professional fees		331,532	774,708	1,213,924	2,086,893
Travel, marketing and promotion		271,755	223,911	1,026,466	444,547
General and administrative		360,833	354,434	1,141,773	993,023
Share-based compensation	8	320,380	1,220,410	1,926,920	2,259,381
Total operating expenses		4,878,239	4,261,247	13,690,646	10,987,599
Operating loss for the period		(4,878,239)	(4,261,247)	$(13,690,646)	$(10,987,599)
Foreign exchange (loss) gain		(304,112)	2,196	(11,797)	448,198
Investment income	3	123	108,436	300	392,614
(Loss) gain on fair value of short term investments	3	(431,148)	(253,737)	(985,360)	672,196
Other income		93,414	57,440	229,208	240,454
Loss on investment under equity method		(611,612)	-	(1,469,448)	-
Gain (loss) on investments at fair value	5	270,792	-	(734,049)	-
Fair value gain on distributed assets	6	-	-	3,672,291	-
Net loss for period		$(5,860,782)	$(4,346,912)	$(12,989,501)	$(9,234,137)
Net loss attributable to:
Shareholders of the Company		(5,658,517)	(4,211,732)	(12,486,641)	(8,363,611)
Non-controlling interest		(202,265)	(135,180)	(502,860)	(870,526)
Net loss for period		$(5,860,782)	$(4,346,912)	$(12,989,501)	$(9,234,137)
Cumulative translation adjustment		961,337	697,878	959,264	678,307
Comprehensive loss for the period		$(4,899,445)	$(3,649,034)	$(12,030,237)	$(8,555,830)
Comprehensive loss attributable to:
Shareholders of the Company		$(4,697,180)	$(3,513,854)	$(11,527,377)	$(7,685,304)
Non-controlling interest		$(202,265)	$(135,180)	$(502,860)	$(870,526)
Comprehensive loss for the period		$(4,899,445)	$(3,649,034)	$(12,030,237)	$(8,555,830)

Basic & diluted net loss per share	10	$(0.08)	$(0.06)	$(0.17)	$(0.12)
Basic & diluted weighted avg. number of common shares	10	73,182,917	71,050,343	73,529,257	67,662,344

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Abaxx Technologies Inc.

Condensed Interim Consolidated Statement of Cash Flows

(Expressed in Canadian Dollars)

Unaudited

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2022	2021	2022	2021
Cash provided by (used in):
Operating Activities
Net loss for period		$(5,860,782)	$(4,346,912)	$(12,989,501)	$(9,234,137)
Adjustment for:
Share-based compensation	8	320,380	1,220,410	1,926,920	2,259,381
Foreign exchange (gain) loss		(9,115)	1,146,077	(558,900)	1,126,506
Change in fair value of short term investments		431,148	253,737	985,360	(672,196)
Loss on investment in associate	6	611,612	-	1,469,448	-
(Gain) loss on investments at fair value	5	(270,792)	-	734,049	-
Fair value gain on distributed assets	6	-	-	(3,672,291)	-
Accrued investment income		-	(110,231)	-	(166,986)
Changes in operating assets and liabilities:
Other receivables		(50,919)	219,493	(81,138)	378,912
Prepaid expenses		(113,067)	38,370	(326,263)	(151,485)
Accounts payable and accrued liabilities		268,169	(188,645)	941,851	(2,860,524)
Net cash used in operating activities		(4,673,366)	(1,767,701)	(11,570,465)	(9,320,529)
Investing Activities
Purchase of short term investments	3	-	-	(6,307,684)	-
Sale of short term investments	3	172,540	-	817,454	-
Sale of investments at fair value	5	731,372	-	731,372	-
Increase in investments at fair value	5	-	(25,264)	-	(660,864)
Sale of marketable securities		-	3,359,035	-	3,352,838
Investment in associate		-	(215,000)	-	(215,000)
Net cash (used in) provided by investing activities		903,912	3,118,771	(4,758,858)	2,476,974
Financing Activities
Proceeds from share issuance, net of issue costs		-	-	-	23,329,112
Proceeds from exercise of options	7	36,630	70,000	1,052,568	133,000
Receipt of funds held in trust		-	(70,000)	70,000	1,256,450
Receipt of subscription receivables		-	-	118,750	200,000
Net cash provided by financing activities		36,630	-	1,241,318	24,918,562
(Decrease) increase in cash and cash equivalents		(3,732,824)	1,351,070	(15,088,005)	18,075,007
Change in cash related to foreign exchange		961,337	-	959,264	-
Cash and cash equivalents, beginning of period		7,999,696	25,585,608	19,356,950	8,861,671
Cash and cash equivalents, end of period		$5,228,209	$26,936,678	$5,228,209	$26,936,678

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Abaxx Technologies Inc.

Condensed Interim Consolidated Statement of Changes in Equity

(Expressed in Canadian Dollars)

Unaudited

				Cumulative
				other			Non-
	Number of	Common	Contributed	comprehensive			Controlling	Shareholders’
	Shares	shares	surplus	income (loss)	Warrants	Deficit	interest	Equity

Balance, December 31, 2020	64,163,223	$36,795,082	$2,443,061	$(25,376)	$-	$(23,695,679)	$(1,720,254)	$13,796,834
Net loss and comprehensive loss for the period	-	-	-	678,307	-	(8,363,611)	(870,527)	(8,555,831)
Exercise of options	412,050	662,501	(340,750)	-	-	-	-	321,751
Share-based compensation	-	-	2,259,381	-	-	-	-	2,259,381
Shares issued in public offering	6,506,585	19,448,014	-	-	3,881,098	-	-	23,329,112
Balance, September 30, 2021	71,081,858	$56,905,597	$4,361,692	$652,931	$3,881,098	$(32,059,290)	$(2,590,781)	$31,151,247

Balance, December 31, 2021	71,216,524	$57,091,755	$4,616,291	$672,626	$3,881,098	$(35,624,447)	$(2,696,518)	$27,940,805
Net loss and comprehensive loss for the period	-	-	-	959,264	-	(12,486,641)	(502,860)	(12,030,237)
Exercise of options	1,965,658	2,982,786	(1,930,218)	-	-	-	-	1,052,568
Settlement of RSUs	21,233	69,997	(69,997)	-	-	-	-	-
Share-based compensation	-	-	1,926,920	-	-	-	-	1,926,920
Dividend to equityholders	-	-	-	-	-	(4,328,053)	-	(4,328,053)
Balance, September 30, 2022	73,203,415	$60,144,538	$4,542,996	$1,631,890	$3,881,098	$(52,439,141)	$(3,199,378)	$14,562,003

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Abaxx Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022, and 2021

(Expressed in Canadian Dollars)

Unaudited

1.	Nature of operations

Abaxx Technologies Inc. (“Abaxx” or the “Company”) is a company incorporated under the Alberta Business Corporations Act. Its corporate headquarters is located at 18 King Street East, Suite 902, Toronto, Ontario, M5C 1C4 and its registered office is located at 855- 2nd Street S.W., Suite 3500, Bankers Hall East Tower, Calgary, Alberta, T2P 4J8. The common shares of the Company are listed on the Aequitas NEO Exchange under the trading symbol “ABXX”.

Abaxx is a technology company engaged in development and deployment of trust enabling internet protocols.

On September 18, 2020, New Millennium Iron Corp. (“New Millennium”) and Abaxx entered into a definitive agreement. Pursuant to the definitive agreement, New Millennium indirectly acquired all the issued and outstanding Abaxx common shares through a reverse take-over transaction. New Millennium renamed itself to Abaxx on December 14, 2020, pursuant to the reverse take-over. The amalgamation was considered a reverse takeover as the legal acquiree’s former shareholders control the consolidated entity after completion of the amalgamation. Consequently, the legal acquiree is the accounting acquirer and the historical financial results presented in these condensed interim consolidated financial statements are those of Abaxx.

The Board of Directors approved the condensed interim consolidated financial statements on November 14, 2022.

2.	Significant accounting policies

The same accounting policies are applied in these condensed interim consolidated financial statements as those disclosed in the notes to the annual consolidated financial statements for the year ended December 31, 2021.

(a)	Statement of compliance

These condensed interim consolidated financial statements for the three and nine months ended September 30, 2022, were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2021.

The accounting policies have been applied consistently to the periods presented in these condensed interim consolidated financial statements unless otherwise noted below.

(b)	Basis of presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis other than certain of the Company’s financial instruments and gold investments that are measured at fair value.

The functional currency of the Company is the Canadian dollar which is also the presentation currency of the condensed interim consolidated financial statements. The functional currency of the Company’s subsidiaries is the United States dollar.

Certain comparative figures have been reclassified to conform to the current period presentation.

Abaxx Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022, and 2021

(Expressed in Canadian Dollars)

Unaudited

(c)	Significant accounting judgments and estimates

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed interim consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Share-based payments

Management is required to make certain estimates when determining the fair value of stock options awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as share-based compensation in the statement of loss and comprehensive loss, based on estimates of forfeiture and fair value inputs such as expected lives of the underlying stock options.

Warrants

Management is required to make certain estimates on all inputs in the Black-Scholes option-pricing model, when determining the fair value of warrants included in unit financings.

Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, and/or derivative financial instruments, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Going concern assumption

Going concern presentation of the financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Consolidation

Judgment is applied in assessing whether the Company exercises control and/or has significant influence over the entities in which the Company directly or indirectly owns an interest. The Company has control when it has the power over the subsidiary, has exposure to rights or variable returns and has the ability to use its power to affect the returns. Significant influence is defined as the power to participate in the financial and operational decisions of the subsidiaries. Where the Company is determined to have control, these entities are consolidated. Additionally, judgment is applied in determining the effective date on which control, or significant influence was obtained.

Abaxx Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022, and 2021

(Expressed in Canadian Dollars)

Unaudited

Investment in associate

The values relating to investment in associate involve significant estimates and assumptions, including future cash flows and discount rates. It is tested for impairment annually or more frequently if the circumstances or assumptions change significantly.

(d)	Accounting standards not yet adopted

The Company has chosen not to early adopt the following new standards and amendments to IFRS which have been issued but not yet effective for the accounting year beginning on or after January 1, 2023:

●	IFRS 17 Insurance Contracts

●	Amendments to IFRS 17

●	Classification of liabilities as current or non-current (Amendments to IAS 1)

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

●	Definition of Accounting Estimate (Amendments to IAS 8)

●	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction – Amendments to IAS 12 Income Taxes

●	Sale or Contribution of Assets Between an Investor and its Associate or Joint Venture

The Company has performed an assessment of new and revised standards issued by the IASB that are not yet effective. The Company has assessed that the impact of adopting these accounting standards on its financial statements would not be material.

3.	Short term investments

The Company held short term investments at the period end and the balances are as follows:

	September 30, 2022	December 31, 2021
Gold investments	$7,419,629	$1,966,334
GIC investments	72,9758	44,310
Fixed income investments	-	435,135
Total short-term investments	$7,492,604	$2,445,779

During the three and nine months period ended September 30, 2022, the Company invested $nil and $7,419,629, respectively (three and nine months ended September 30, 2021, $nil and $nil, respectively) into gold, (December 31, 2021, $1,966,334). The Company has classified this investment as short term as it plans to liquidate within the next twelve months.

During the three and nine months period ended September 30, 2022, the Company recognized a $431,148 and $1,006,448, respectively, as loss on change in fair market value of its gold investments (three and nine months ended September 30, 2021, $nil and $nil, respectively), in its condensed interim consolidated statement of operations and comprehensive loss.

During the three and nine months period ended September 30, 2022, due to fluctuations in the fair market value of fixed income investments, the Company has recorded a gain on the fair value of short-term investments of $nil and $21,088, respectively (three and nine months ended September 30, 2021, ($253,737) and $672196, respectively) in the condensed interim consolidated statement of operations and comprehensive loss. The Company also sold its fixed income investments and received proceeds of $516,054.

Abaxx Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022, and 2021

(Expressed in Canadian Dollars)

Unaudited

The maturity date of GIC investments is March 18, 2023, and bear interest of 0.5%.

During the three and nine months period ended September 30, 2022, the Company recognized investment income of $177 and $300, respectively (three and nine months ended September 30, 2021, $108,436 and $392,614, respectively) in its condensed interim consolidated statement of operations and comprehensive loss.

4.	Convertible note receivables

The following schedule presents the changes in the convertible note receivables:

	Smart Crowd	Privacy Code	Total

December 31, 2020	$800,976	$-	$800,976
Fair value adjustments (i), (ii)	(160,998)	11,500	(149,498)
Purchase of investment at fair value (ii)	-	622,400	622,400
December 31, 2021	$639,978	$633,900	$1,273,878

September 30, 2022	$639,978	$633,900	$1,273,878

(i)	Smart Crowd Holding Limited.

In September 2018, the Company purchased an unsecured convertible note from an arms-length party, Smart Crowd Holding Limited (“SCHL”) in the amount of USD $140,000 ($181,888).

The note matures on the earlier of i) a liquidity event ii) or the optional conversion date of December 31, 2022.

The liquidity event is defined as any of the following events:

i)	SCHL entered into a binding agreement with an arm’s length third party to acquire beneficial ownership of 50% or more of the voting shares of SCHL;

ii)	SCHL entered into a binding agreement to dispose of assets comprising more than half the value of the assets;

iii)	SCHL resolves to amalgamate with any other company, in a transaction that is in substance the same as those described above; and

vi)	SCHL enters into a listing agreement with a recognized stock exchange.

The convertible note receivable is measured at fair value through profit or loss. As at September 30, 2022, the convertible note receivable was valued at $639,978 (December 31, 2021, $639,978). There was no fair value adjustment recognized during the three and nine months period ended September 30, 2022 (three and nine months ended September 30, 2021, $nil and $nil) as there was no change in the valuation assumptions from the December 31, 2021, fair value. The convertible note has not been repaid or converted into shares as of September 30, 2022.

(ii)	PrivacyCode Inc.

On October 22, 2021, the Company through its wholly owned subsidiary Abaxx Technologies Corp. purchased rights to certain preferred shares from an arm’s length party, PrivacyCode Inc (“PrivacyCode”) in the amount of USD $500,000 ($622,400).

Abaxx Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022, and 2021

(Expressed in Canadian Dollars)

Unaudited

The convertible note matures on the earlier of i) the liquidity event ii) or the if there is an equity financing the note will automatically convert to preferred shares. The liquidity event is defined as change of control, a direct listing, or an Initial Public Offering.

The convertible note receivable is measured at fair value through profit or loss. There is no movement in the carrying amount of convertible note during the period ended September 30, 2022, as there is no purchase or disposal. In addition, there was no fair value adjustment to the convertible note receivable during the three and nine months period ended September 30, 2022 (three and nine months ended September 30, 2021, $nil and $nil), as there was no change in the valuation assumptions from the December 31, 2021, fair value. The convertible note has not been repaid or converted into shares as of September 30, 2022.

5.	Investments at fair value

The following schedule presents the changes in the investments at fair value:

	Pasig & Hudson	AirCarbon	Total

December 31, 2020	$2,084,853	$-	$2,084,853
Purchase of investment at fair value (ii)	-	635,600	635,600
Purchase of investment at fair value (ii)	-	25,264	25,264
Loss on investment at fair value (i)	(58,787)	-	(58,787)
December 31, 2021	$2,026,066	$660,864	$2,686,930

December 31, 2021	$2,026,066	$660,864	$2,686,930
Sale of investment at fair value (ii)	-	(625,748)	(625,748)
Gain on investment at fair value (ii)	-	131,905	131,905
Loss on investment at fair value (i)	(971,578)	-	(971,578)

September 30, 2022	$1,054,488	$167,021	$1,221,509

(i)	Pasig and Hudson

Pasig and Hudson, a Singapore company, is a private company that provides consulting, advisory, and development services in blockchain and other non-traditional banking solutions.

During the period ended December 31, 2018, the Company purchased 2,699,410 common stock of Pasig and Hudson Private Limited (“P&H”), representing 18% of the outstanding common stock, for total consideration of USD $600,000 in cash and 1,250,000 of common shares of the Company at a fair value of $500,000.

The Company reports the interest in P&H at fair value with changes in fair value recorded through the Company’s statements of operations and comprehensive loss. As at September 30, 2022, the fair value of the Company’s investment in P&H was estimated at $1,054,488, (December 31, 2021, $2,026,066). A fair value change of $134,041 gain and ($971,578) loss was recognized in the carrying amount of investment in P&H during the three and nine months period ended September 30, 2022 (three and nine months ended September 30, 2021, $nil and $nil).

Abaxx Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022, and 2021

(Expressed in Canadian Dollars)

Unaudited

(ii)	AirCarbon Pte. Ltd

On February 11, 2021, the Company through its wholly owned subsidiary Abaxx Technologies Corp. acquired 673,360 Class C preference shares, representing a 2.68% equity voting stake in AirCarbon Pte. Ltd (“AirCarbon”) for total consideration of USD $500,000 ($635,600). The Company also acquired an option to purchase a minimum of 1,346,720 additional common shares and when added to the initial investment, up to a maximum of 10% of the issued share capital of AirCarbon, for an agreed price of USD $0.742545 per share. The Company exercised this option on July 14, 2021, by acquiring an additional 1,515,970 class C preference shares for USD $1,125,676 ($1,406,757), increasing Abaxx’s ownership in the company to 7.5% on a fully diluted basis. Subsequent to the exercise of its option in Air Carbon, Abaxx under the terms of an agreement with Base Carbon, transferred 1,488,745 of its Air Carbon shares for cash consideration to Base Carbon at a cost of US$1,105,460 (US$0.742545 per share) resulting in no gain or loss for Abaxx.

The Company recognizes its investment in AirCarbon at fair value with changes in fair value recorded through the Company’s statements of operations and comprehensive loss. The Company does not have significant influence over AirCarbon, it holds less than 20% of the issued shares and shares one director in common on the board of directors.

On September 2, 2022, the Company disposed of 575,585 preference shares for net proceeds of $731,372 (US$561,083). The fair value of the preference shares disposed of was $625,748 and the Company realized a gain of $105,624.

During the three and nine months period ended September 30, 2022, the Company recorded an increase of $31,127, and $131,905 in the fair value of its investment in AirCarbon, as a result of the sale of Class C preference shares, (three and nine months ended September 30, 2021, $nil and $nil).

6.	Investment in associate

Base Carbon Inc.

Base (for the Benefit of Air, Sea, Earth) Carbon Inc. (“Base Carbon”) is a globally diversified asset development firm in the business of sourcing, financing, developing, and trading carbon credits. Base Carbon’s mandate is to be the preferred carbon project partner for financing, streaming, technology, and access to markets. Base Carbon is an early-stage business with revenue streams that are still being developed as the business was recently launched. Abaxx Technology Crop. was a founding shareholder of Base Carbon and at September 30, 2022, holds approximately 15.6% of shares outstanding that was acquired for $2,490,695. The fair market value of these shares in Base Carbon at September 30, 2022, was $8,702,834. This value has not been adjusted on the balance sheet due to IFRS equity accounting as an investment in associate.

The Company has representation on the board of directors of Base Carbon and holds less than 20% of the voting power of the Base Carbon. Accordingly, Base Carbon continues to be classified as an associate and accounted for under the equity method of accounting as the Company retain significant influence over financial and operating matters of the associated company.

The Base Carbon Royalty provides that Base Carbon would pay Abaxx a 2.5% royalty for the usage of software it developed. The royalty is indefinite in term and Base Carbon has the right to buy back the royalty upon the payment of US$150,000,000 (above or in excess any royalty already paid) to Abaxx. As of September 30, 2022, no amounts have been accrued and no amounts have been recorded as receivable by the Company under the royalty agreement.

During the period ended March 31, 2022, the Company distributed 5,091,827 common shares (the “Base Carbon Shares”) of Base Carbon Corp. (“Base Carbon”) from its holdings to shareholders of Abaxx as a return of capital (the “Return of Capital”). The Return of Capital was completed in connection with a capital reorganization and the then anticipated completion of Base Carbon’s reverse takeover transaction and listing on the Neo Exchange Inc.

Abaxx Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022, and 2021

(Expressed in Canadian Dollars)

Unaudited

The distribution of the Base Carbon Shares was paid on March 3, 2022, to Abaxx shareholders of record at the close of business on March 1, 2022 (the “Record Date”). The Base Carbon Shares were distributed on a pro rata basis. No fractional shares or cash in lieu thereof (or any other form of payment) were payable in connection with the Return of Capital. Any fractional interests in Base Carbon Shares were rounded down to the nearest whole number of shares. Based upon the number of common shares of Abaxx outstanding, and ignoring the effect of rounding for fractional interests, one (1) Base Carbon Share paid for every fourteen (14) Abaxx common shares held on the Record Date (approximately 0.0714 Base Carbon Shares per Abaxx common share).

Abaxx shareholders were not required to pay for any Base Carbon Shares that were received under this distribution, nor were they required to surrender or exchange any Abaxx common shares in order to receive the Base Carbon Shares, or to have taken any other action in connection with the distribution. After the completion of the Return of Capital, Abaxx holds 19,339,593 common shares of Base Carbon.

The Company accounted for the return of capital at a fair value of $4,328,053 and this resulted in a fair value gain on distributed assets of $nil and $3,672,291 during the three and nine months period ended September 30, 2022 (three and nine months ended September 30, 2021, $nil and $nil).

During the three and nine months period ended September 30, 2022, the Company recorded a share of loss in associate of $611,612 and $1,469,448, (three and nine months ended September 30, 2021, $nil and $nil).

7.	Share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid. Common shares issued are as follows:

	Number of common shares	Amount
Balance, December 31, 2020	64,163,223	$36,795,082
Shares issued in public offering (iii)	6,506,585	18,043,035
Exercise of stock options (i), (ii), (iv), (v), (vi)	412,050	662,501
Balance, September 30, 2021	71,081,858	$55,500,618

Balance, December 31, 2021	71,216,524	$57,091,755
Exercise of stock options (vii), (viii), (ix), (xii)	1,965,658	2,982,786
Settlement of RSUs (x), (xi)	21,233	69,997
Balance, September 30, 2022	73,203,415	$60,144,538

Common Shares

Authorized

Unlimited number of common shares without par value.

Issued

(i) On January 22, 2021, 40,450 stock options were exercised into common shares of the Company, for gross cash proceeds of $35,000. The value recognized in contributed surplus for the exercised options totaling $36,768, was transferred from contributed surplus to share capital at the time of exercise.

Abaxx Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022, and 2021

(Expressed in Canadian Dollars)

Unaudited

(ii) On March 5, 2021, 28,000 stock options were exercised into common shares of the Company, for gross cash proceeds of $28,000. The value recognized in contributed surplus for the exercised options totaling $18,982 was transferred from contributed surplus to share capital at the time of exercise.

(iii) On May 14, 2021, the Company completed a public offering of its shares, raising gross proceeds of $24,725,023 through the issuance of 6,506,585 units at a price of $3.80 per unit. Each unit is comprised of one common share and one-half common share purchase warrant resulting in the issuance of 3,253,293 warrants of the Company. Each warrant entitles the holder to purchase one additional common share at an exercise price of $5.10 on or before May 14, 2023.

In connection with the offering, the Company incurred underwriter and legal fees of $1,395,911. Proceeds were allocated to common shares and warrants using the relative fair value method. The fair value of warrants was valued at $3,881,098 and estimated based on the Black Scholes pricing model using a share price of $3.85, exercise price $5.10, dividend yield 0%, expected volatility 89.13%, risk free interest rate 0.32%, and an expected life of 24 months.

(iv) On May 27, 2021, 80,900 stock options were exercised into common shares of the Company, for gross proceeds of $70,000. The fair value of the options was estimated to be $73,200 using the Black Scholes option pricing model, which was transferred from contributed surplus to share capital.

(v) On May 27, 2021, 202,250 stock options were exercised into common shares of the Company, for gross proceeds of $118,750. The fair value of the options was estimated to be $186,206 using the Black Scholes option pricing model, which was transferred from contributed surplus to share capital. In connection with the exercise, the Company agreed to temporarily fund $118,750 of the option exercises for a consultant of the Company, bearing no interest and payable on demand. As at December 31, 2021, the full amount of these proceeds remains outstanding and held in subscription receivables. These proceeds were received in February 2022.

(vi) In August 2021, 60,450 stock options were exercised into common shares of the Company, for gross proceeds of $70,000. The fair value of the options was estimated to be $25,594 using the Black Scholes option pricing model, which was transferred from contributed surplus to share capital.

(vii) On January 19, 2022, 62,500 stock options were exercised into common shares of the Company, for gross cash proceeds of $62,500. The value recognized in contributed surplus for the exercised options totaling $42,371 was transferred from contributed surplus to share capital at the time of exercise.

(viii) On February 25, 2022, 1,073,744 stock options were exercised into common shares of the Company, for gross cash proceeds of $650,666. The value recognized in contributed surplus for the exercised options totaling $763,058 was transferred from contributed surplus to share capital at the time of exercise.

(ix) On February 28, 2022, 742,205 stock options were exercised into common shares of the Company, for gross cash proceeds of $269,442. The value recognized in contributed surplus for the exercised options totaling $463,104 was transferred from contributed surplus to share capital at the time of exercise.

(x) On February 2, 2022, 7,106 RSUs were settled into common shares of the Company, for gross proceeds of $nil. The value recognized in contributed surplus for the settled RSUs totaling $23,802 was transferred from contributed surplus to share capital at the time of settlement.

(xi) On February 25, 2022, 14,127 RSUs were settled into common shares of the Company, for gross proceeds of$ nil. The value recognized in contributed surplus for the settled RSUs totaling $46,195 was transferred from contributed surplus to share capital at the time of settlement.

Abaxx Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022, and 2021

(Expressed in Canadian Dollars)

Unaudited

(xii) On April 22, 2022, 33,330 stock options were exercised into common shares of the Company, for gross cash proceeds of $33,330. The value recognized in contributed surplus for the exercised options totaling $55,926 was transferred from contributed surplus to share capital at the time of exercise.

(xiii) On August 5, 2022, 53,879 stock options were exercised into common shares of the Company, for gross cash proceeds of $36,630. The value recognized in contributed surplus for the exercised options totaling $49,228 was transferred from contributed surplus to share capital at the time of exercise.

8.	Contributed surplus

Stock options:

The Company had the following stock option transactions for the period ended September 30, 2022, and September 30, 2021:

	Number of stock options	Weighted average exercise price
Balance, December 31, 2020	5,416,736	$0.90
Exercised (note 7 (i), (ii), (iv), (v), (vi))	(68,450)	$0.92
Balance, September 30, 2021	5,348,286	$0.90

Balance, December 31, 2021	6,512,812	$1.59
Issued	25,000	$1.50
Exercised (note 7 (vii), (viii), (ix), (xii))	(1,965,658)	$0.84
Balance, September 30, 2022	4,572,155	$1.93

The following table reflects the stock options issued and outstanding as of September 30, 2022:

		Weighted average
		remaining
	Exercise price	contractual life	Number of options	Number of options
Expiry date	($)	(years)	outstanding	exercisable

01-Oct-23	$0.49	1.00	329,916	329,916
01-Oct-23	$1.24	1.00	546,074	546,074
01-Feb-24	$0.49	1.34	6,692	6,692
01-Feb-24	$1.24	1.34	109,215	109,215
01-Apr-25	$0.68	2.50	193,014	193,014
01-Apr-25	$1.24	2.50	26,966	26,966
01-Jun-25	$0.99	2.67	82,291	82,291
14-Dec-23	$1.00	1.21	1,637,986	850,789
01-Nov-27	$3.48	1.65	200,000	200,000
22-Jun-24	$3.65	1.73	120,000	120,000
22-Jun-24	$3.70	1.73	50,000	33,330
22-Aug-24	$3.65	1.90	830,000	553,278
13-Dec-24	$3.65	2.21	415,000	138,320
01-May-25	$1.50	2.59	25,000	8,333
			4,572,155	3,198,218

Abaxx Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022, and 2021

(Expressed in Canadian Dollars)

Unaudited

Restricted share units:

The Company established a restricted stock unit plan (“RSU Plan”) which was approved by the Company’s shareholders. The RSU Plan, which is administered by the Board of Directors, is intended to provide an incentive and retention mechanism to foster the interest of eligible directors, officers, employees and consultants of the Company in the success of the Company.

Awards granted under the RSU Plan shall be settled at the sole discretion of the Company, either: (i) through the issue from treasury of the number of RSU shares represented by such vested award; or (ii) in the case of awards in respect of RSU shares that are common shares, through the purchase on the secondary market by the Company of the number of RSU shares represented by such vested award and delivery to such RSU holder.

Outstanding, December 31, 2020, and September 30, 2021	-

Outstanding, December 31, 2021	110,653
Granted (i), (ii), (iii)	24,120
Settlement in common shares (note 7 (x), (xi))	(21,233)
Outstanding, September 30, 2022	113,541

(i)	In March 2022, the Company granted 6,422 restricted stock units to an employee of the Company. This grant of RSUs will vest on grant at September 30, 2022. Each vested RSU entitles the holder to acquire one common share of the Company. The shares issued upon such RSU settlement shall be issued as fully paid and non-assessable shares, each RSU is valued at market price of $1.95 per share.

(ii)	In June 2022, the Company granted 10,786 restricted stock units to an employee of the Company. This grant of RSUs will vest on grant at September 30, 2022. Each vested RSU entitles the holder to acquire one common share of the Company. The shares issued upon such RSU settlement shall be issued as fully paid and non-assessable shares, each RSU is valued at market price of $1.18 per share.

(iii)	In September 2022, the Company granted 6,912 restricted stock units to an employee of the Company. This grant of RSUs will vest on grant at September 30, 2022. Each vested RSU entitles the holder to acquire one common share of the Company. The shares issued upon such RSU settlement shall be issued as fully paid and non-assessable shares, each RSU is valued at market price of $1.93 per share.

During the three and nine months period ended September 30, 2022, share based compensation totaling $320,380 and $1,1,926,920, (three and nine months period ended September 30, 2021, $1,220,410 and $2,259,381) was recognized in the statement of operations and comprehensive loss in connection with stock options and RSUs.

Abaxx Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022, and 2021

(Expressed in Canadian Dollars)

Unaudited

9.	Warrants

Warrants transactions summarized for the period ended September 30, 2022, and 2021, are as follows:

	Number of warrants	Amount
Balance, December 31, 2020	-	$-
Issued (Note 7 (iii))	3,253,293	$3,881,098
Balance, September 30, 2021	3,253,293	$3,881,098
Balance, December 31, 2021, and September 30, 2022	3,253,293	$3,881,098

10.	Loss per share

For the three and nine months period ended September 30, 2022, and 2021, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders and the weighted average number of common shares outstanding. Diluted loss per share did not include the effect of stock options, restricted share units or warrants, as they are anti-dilutive.

	For the three months ended		For the nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Basic loss per common share
Net loss attributable to common shareholders	$(5,658,517)	$(4,211,732)	$(12,486,641)	$(8,363,611)
Weighted average number of common shares outstanding	73,182,917	71,050,343	73,529,257	67,662,344
Basic loss per common share	$(0.08)	$(0.06)	$(0.17)	$(0.12)
Diluted loss per common share
Net loss attributable to common shareholders	$(5,658,517)	$(4,211,732)	$(12,486,641)	$(8,363,611)
Weighted average number of common shares outstanding	73,182,917	71,050,343	73,529,257	67,662,344
Adjustments to average shares due to share-based options and others	-	-	-	-
Weighted average number of diluted common shares outstanding	73,182,917	71,050,343	73,529,257	67,662,344
Diluted loss per common share	$(0.08)	$(0.06)	$(0.17)	$(0.12)

11.	Capital risk management

The Company manages its capital with the following objectives:

●	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
●	to maximize shareholders, return through enhancing the share value.

The Company monitors its capital structure and adjusts according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.

The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Abaxx Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022, and 2021

(Expressed in Canadian Dollars)

Unaudited

The Company considers its capital to be equity, comprising share capital, contributed surplus, reserves, non-controlling interest, cumulative other comprehensive loss, and deficit, which totaled $14,562,003 as of September 30, 2022 (December 31, 2021, $27,940,805).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. There were no changes in the Company’s approach to capital risk management during the period ended September 30, 2022, and the Company is not subject to any externally imposed capital requirements.

12.	Related party transactions

The Company considers key management to be officers and directors. During the three and nine month period ended September 30, 2022, $84,200 and 252,600 (three and nine months ended September 30, 2021, $87,969 and $142,969) of fees were paid to key management and companies controlled by or related to key management.

Key management and directors received $108,173 and $384,867 in share-based compensation during the three and nine months period ended September 30, 2022 (three and nine months ended September 30, 2021, $434,654 and $697,974).

On February 28, 2022, senior management and directors exercised, 101,125 stock options, at an exercise price of $0.49, 290,425 stock options, at an exercise price of $1.00, and 101,125 stock options, at an exercise price of $1.24.

During the three and nine month period ended September 30, 2022, the Company distributed common shares in Base Carbon, an associate entity to shareholders of the Company. See note 6 for transactions with the Company’s investment in associate.

13.	Commitments

Royalty Payments

During the year ended December 31, 2019, the Company entered into a Royalty Agreement (“Royalty”) with its subsidiary Abaxx Singapore. The Royalty payment contains the following terms:

●	Abaxx Singapore will accrue and pay a royalty equal to 2% of gross revenue to the Company, payable quarterly as of April 1, 2019, continuing in perpetuity until the obligation is relinquished by the Company.
●	The amounts payable become due to the Company after Abaxx Singapore generates positive earnings before income tax and depreciation of USD$25,000,000 in a calendar year.
●	There is no interest accrued on royalty payments accrued and not yet paid.

As of September 30, 2022, Abaxx Singapore has not achieved any revenue and as such no amounts have been accrued in the condensed interim consolidated financial statements.

In addition, the Royalty permits the Company to purchase an increase in the royalty payments by 1% for USD$10,000,000 by February 1, 2024.

As of September 30, 2022, the Company has not made any payments to Abaxx Singapore to increase the royalty earnings percentage.

Abaxx Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022, and 2021

(Expressed in Canadian Dollars)

Unaudited

The Company has a royalty agreement with Base Carbon that would pay Abaxx a 2.5% royalty on gross revenue for previous financial assistance and the usage of software it developed. The royalty is indefinite in term and Base Carbon has the right to buy back the royalty upon the payment of US$150,000,000 to Abaxx.

Transfer of Intellectual Property and License Agreement

The Company has developed proprietary digital technology and intellectual property for application to exchange trading and clearing for commodities and financial products including liquid natural gas as well as other tradable commodities and applications. (“Exchange Technology”).

During the year ended December 31, 2019, the Company entered into a Master Licensing Agreement (“MLA”) with its majority owned affiliate Abaxx Singapore. As a result of this agreement, the Company was assigned exclusive title rights of use as well as the sub-license rights to the Exchange Technology by way of a master license agreement.

The Company maintains ownership of the intellectual property licensing in the MLA.

Abaxx Singapore has agreed to pay the Company earnings if in the future it sub-licenses the Exchange Technology, in which case as a result of the MLA royalty fees would be as follows:

●	An amount equal to 20% of revenues on the first USD$2,000,000

●	An amount equal to 10% of revenues on the next USD$3,000,000

●	An amount equal to 5% of revenue on any excess revenue

Payments from Abaxx Singapore under these agreements are due monthly to the Company. As of September 30, 2022, no amounts have been accrued by Abaxx Singapore and no amounts have been recorded as receivable by the Company under either a royalty agreement or the MLA.

The Company has not recorded the benefits under either of these agreements as an asset due to the intellectual property being still under development, no revenues have been generated and commercial viability of the Exchange Technology has not yet been determined.

As of the period ended September 30, 2022, this agreement does not have any impact on the condensed interim consolidated financial statements of the Company.

Contingency

The Company is a party to the claims & litigation arising in the normal course of business. Due to the inherent uncertainties of litigation and/or the early stage of certain proceedings, the final outcomes of all ongoing litigation and claims cannot be predicted with certainty and the amount of any potential losses cannot be estimated reliably. The resolution of any future matters could materially affect the Company’s financial position, results of operations or cash flows.

Abaxx Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022, and 2021

(Expressed in Canadian Dollars)

Unaudited

As part of the December 14, 2020, reverse takeover with New Millennium Iron Corp., the Company took on a legacy legal claim and this is a lawsuit filed by a former NML consultant in the amount of $1,500,000. The Company believes that the consultant was appropriately compensated and is contesting this claim.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of this action will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Company. However, because of the factors listed above, as well as other uncertainties inherent in litigation, there is a possibility that the ultimate resolution of the legal action may be material to the Company’s consolidated results of operations for any reporting period.

14.	Segment information

The Company operates in a single segment, being the development and deployment of trust enabling Internet protocols. As at September 30, 2022, and 2021, the Company’s core assets, intellectual property, and development work, is conducted in Singapore.